Exhibit 99.1

The Stars Group Reports Second Quarter 2018 Results

TORONTO, August 13, 2018 – The Stars Group Inc. (NASDAQ: TSG)(TSX: TSGI) today reported its financial results for the second quarter ended June 30, 2018, updated its full year 2018 financial guidance, and provided certain additional highlights and updates. Unless otherwise noted, all dollar ($) amounts are in U.S. dollars.

“The Stars Group’s quarterly results reflect both continued organic growth within our International business and the contributions of our Australian acquisitions,” stated Rafi Ashkenazi, The Stars Group’s Chief Executive Officer. “We continued enhancing our products and user experience across all verticals and executing on our cross-selling strategy.”

“The continued emergence of our sports betting and casino offerings and the addition of our 2018 acquisitions have transformed our business and greatly enhanced the foundation and diversity of our consolidated revenue base, which will now be nearly equally split among verticals and roughly 75% locally regulated or taxed,” said Mr. Ashkenazi.

“We are now focused on the next stage of our transformation—integration,” concluded Mr. Ashkenazi. “While this will be a phased and measured process, we expect that it will prepare us to not only be a leader within the world’s largest regulated markets but to also leverage the strength of our combined platform to take advantage of new opportunities and markets.”

Second Quarter 2018 Consolidated Financial Summary

	Three Months Ended June 30,			Six Months Ended June 30,
In thousands of U.S. Dollars (except percentages and per share amounts)	2018	2017	% Change	2018	2017	% Change
Total Revenue	411,512	305,305	34.8%	804,403	622,625	29.2%
Gross Profit	327,875	252,637	29.8%	640,502	507,496	26.2%
Operating Income	1,064	105,517	(99.0%)	114,930	216,403	(46.9%)
Net (Loss) Earnings	(154,824)	70,483	(319.7%)	(80,463)	136,236	(159.1%)
Adjusted Net Earnings ¹	131,023	114,028	14.9%	269,785	227,396	18.6%
Adjusted EBITDA ¹	168,270	146,539	14.8%	343,292	297,540	15.4%
Adjusted EBITDA Margin ¹	40.9%	48.0%	(14.8%)	42.7%	47.8%	(10.7%)
Diluted (loss) earnings per Common Share ($/Share)	(1.01)	0.35	(388.6%)	(0.52)	0.67	(177.2%)
Adjusted Diluted Net Earnings per Share ($/Share) ¹	0.60	0.56	7.1%	1.27	1.13	12.7%

Net cash flows from operating activities	164,011	130,426	25.8%	296,080	225,973	31.0%
Free Cash Flow ¹	84,856	94,857	(10.5%)	167,115	159,722	4.6%

__________________________________________________

1 Non-IFRS measure. For important information on The Stars Group’s non-IFRS measures, see below under “Non-IFRS Measures” and the tables under “Reconciliation of Non-IFRS Measures to Nearest IFRS Measures”.

Second Quarter 2018 Segmented Financial Summary

International

	Three Months Ended June 30,			Six Months Ended June 30,
In thousands of U.S. Dollars (except otherwise noted)	2018	2017	% Change	2018	2017	% Change
Stakes	248,572	144,352	72.2%	471,557	287,448	64.0%
Betting Net Win Margin (%)	7.9%	6.1%	29.0%	7.7%	5.5%	39.7%

Revenue
Poker	216,986	202,897	6.9%	462,861	421,559	9.8%
Gaming	101,941	80,726	26.3%	208,651	160,488	30.0%
Betting	19,635	8,836	122.2%	36,321	15,853	129.1%
Other	11,673	12,846	(9.1%)	24,169	24,725	(2.2%)
Total Revenue	350,235	305,305	14.7%	732,002	622,625	17.6%

Gross Profit	281,076	252,637	11.3%	586,131	507,496	15.5%
Gross Profit Margin (%)	80.3%	82.7%	(3.0%)	80.1%	81.5%	(1.8%)

General and administrative	105,257	104,208	1.0%	208,581	190,338	9.6%
Sales and marketing	42,255	31,302	35.0%	87,226	65,290	33.6%
Research and development	8,358	5,383	55.3%	16,176	12,483	29.6%
Operating Income	125,206	111,744	12.0%	274,148	239,385	14.5%

Adjusted EBITDA ¹	164,317	145,828	12.7%	350,796	307,386	14.1%
Adjusted EBITDA Margin (%) ¹	46.9%	47.8%	(1.8%)	47.9%	49.4%	(2.9%)

Australia

	Three Months Ended June 30,			Six Months Ended June 30,
In thousands of U.S. Dollars (except otherwise noted)	2018	2017	% Change	2018	2017	% Change
Stakes	710,269	—	100.0%	867,726	—	100.0%
Betting Net Win Margin (%)	8.6%	—	100.0%	8.3%	—	100.0%

Revenue
Betting	61,277	—	100.0%	72,401	—	100.0%
Total Revenue	61,277	—	100.0%	72,401	—	100.0%

Gross Profit	46,799	—	100.0%	54,371	—	100.0%
Gross Profit Margin (%)	76.4%	—	100.0%	75.1%	—	100.0%

General and administrative	40,288	—	100.0%	44,562	—	100.0%
Sales and marketing	12,262	—	100.0%	16,472	—	100.0%
Research and development	768	—	100.0%	984	—	100.0%
Operating Loss	(6,519)	—	(100.0%)	(7,647)	—	(100.0%)

Adjusted EBITDA ¹	13,471	—	100.0%	12,625	—	100.0%
Adjusted EBITDA Margin (%) ¹	22.0%	—	100.0%	17.4%	—	100.0%

1 Non-IFRS measure. For important information on The Stars Group’s non-IFRS measures, see below under “Non-IFRS Measures” and the tables under “Reconciliation of Non-IFRS Measures to Nearest IFRS Measures”.

As a result of its previously announced Australian acquisitions and in anticipation of the future integration of Sky Betting & Gaming and potential future geographic expansion, The Stars Group revised the composition of its reporting segments and the manner in it reports its operating results as set forth above.  The Stars Group believes that the new presentation will better reflect its current and expected management and operational structure. The Stars Group previously had one reporting segment, gaming, with two major lines of operations, real-money online poker and combined real-money online casino and sportsbook. Given the timing of the recent acquisitions, this is now divided into two reporting segments, International and Australia, and four major lines of operations, Poker,

Gaming, Betting and Other, as applicable. The International segment currently includes the business operations of The Stars Group’s existing business prior to the Australian acquisitions and Sky Betting & Gaming acquisition, and the Australia segment currently includes the business operations of CrownBet and William Hill Australia.

Second Quarter 2018 and Subsequent Financial Highlights

•

Consolidated Total Revenues – Revenues for the quarter increased 34.8% year-over-year. Excluding the impact of year-over-year changes in foreign exchange rates, revenues for the quarter would have increased by 30.7%. Real-money online Poker, Gaming, and Betting revenues represented 52.7%, 24.8%, and 19.7% of revenues for the quarter, respectively.

•

Consolidated Adjusted EBITDA and Adjusted EBITDA Margin – Adjusted EBITDA for the quarter increased 14.8% year-over-year, primarily driven by increased gross profit from organic growth within the International segment. Adjusted EBITDA Margin for the quarter decreased 14.8% year-over-year, primarily driven by higher contribution from the Betting vertical within both the International and Australian segments.

•

Poker Revenues – International– Poker revenue for the quarter was $217.0 million, or an increase of approximately 6.9% year-over-year. Excluding the impact of year-over-year changes in foreign exchange rates, Poker revenues for the quarter would have increased by 3.8%. The increase was primarily driven by the continued positive impact of the Stars Rewards loyalty program, foreign exchange fluctuations, and the introduction of shared poker liquidity in France and Spain in the first quarter and Portugal in the second quarter, as offset by, among other things, the cessation of operations in Australia in September 2017 and Colombia in July 2017, and continued negative operating conditions in Poland due to certain prior regulatory changes in that jurisdiction.

•

Gaming Revenues – International – Gaming revenue for the quarter was $101.9 million, or an increase of 26.3% year-over-year. Excluding the impact of year-over-year changes in foreign exchange rates, Gaming revenues for the quarter would have increased by 21.0%. The increase was primarily the result of product and content improvements to PokerStars Casino, including the introduction of over 150 new casino games since the beginning of the year, foreign exchange fluctuations, and the launch of PokerStars Casino in certain new markets. This was partially offset by, among other things, continued negative operating conditions in Poland due to certain prior regulatory changes in that jurisdiction.

•

Betting Revenues - International – Betting revenue for the quarter were $19.6 million, or an increase of 122.2% year-over-year. Excluding the impact of year-over-year changes in foreign exchange rates, Betting revenues for the quarter would have increased by 106.1%. The increase was primarily the result of increases in Stakes and Betting Net Win Margin. These increases were primarily driven by increased wagering activity due to product and content improvements to BetStars, the launch of BetStars in certain new markets, and the 2018 FIFA World Cup.

•

Consolidated Debt and Cash – The total principal amount owing on long-term debt outstanding at the end of the quarter was $2.73 billion with a weighted average interest rate of 4.9%. The Stars Group ended the second quarter of 2018 with approximately $1.05 billion in operational cash on its balance sheet. Following the end of the quarter, The Stars Group completed the Sky Betting & Gaming acquisition and incurred additional debt in connection with the same.

Second Quarter 2018 and Subsequent Operational Highlights

•

Quarterly Real-Money Active Uniques (QAUs) – International–QAUs were 2.02 million, which represents a decrease of 5.2% year-over-year. This decrease was primarily the result of The Stars Group’s continued strategy of focusing on high-value customers (primarily recreational players), the cessation of online poker operations in Australia and Colombia, and an impaired market in Poland, as offset by the growth and expansion of the casino and betting product offerings. Approximately 1.86 million of such QAUs played online poker during the quarter, a decrease of approximately 7.3% year-over-year, while The Stars Group’s online casino offerings had approximately 0.6 million QAUs, an increase of 11.4% year-over-year. The Stars Group’s BetStars had approximately 0.2 million QAUs, a 78.3% increase year-over-year.

•

Quarterly Net Yield (QNY) – International – QNY was $167, an increase of 21.9% year-over-year, and QNY excluding the impact of year-over-year changes in foreign exchange rates was $161, an increase of 17.5% year-over-year. QNY is a non-IFRS measure.

•

Net Deposits – International – Net Deposits were $322 million, an increase of 19.3% year-over-year. The increase was primarily driven by the implementation of the Stars Rewards loyalty program and continued focus on high-value customers (primarily recreational players), foreign exchange fluctuations and continued development of the casino and betting product offerings.

•

Stakes and Betting Net Win Margin – International – Stakes were $248.6 million, an increase of 72.2% year-over-year, and Betting Net Win Margin was 7.9%, an increase of 1.8 percentage points year-over-year. The increases in the quarter were primarily due to product and content improvements to BetStars driving incremental QAUs, the launch of BetStars in certain new markets, and the World Cup.

•

CrownBet and William Hill Australia – On April 24, 2018, The Stars Group increased its equity interest in CrownBet from 62% to 80% and CrownBet acquired William Hill Australia. The aggregate purchase price under the agreements for these transactions was $435 million (inclusive of $117.7 million to acquire the previously announced 62% equity interest in CrownBet in February 2017), which was paid in a combination of cash and the issuance of approximately 3.1 million newly-issued common shares. As part of the purchase of the additional 18% equity interest in CrownBet, the management team of CrownBet is entitled to an additional payment of up to $182 million in 2020 subject to certain performance conditions and payable in cash, additional common shares or a combination thereof, at The Stars Group’s discretion.

•

U.S. Sports Betting – On May 14, 2018, the United States Supreme Court struck down, as an unconstitutional exercise of federal power, the nearly 30-year ban on sports betting under the Professional and Amateur Sports Protection Act. The Stars Group believes that the decision by the Court is an important step forward in the regulation of sports betting in the United States and that it is well-positioned to take advantage of any new business and market opportunities as they develop. Currently, more than 20 states have either existing sports betting laws or have pending legislation to legalize or study sports betting. On August 2, 2018, The Stars Group and Resorts Casino Hotel announced the extension of their existing partnership in the New Jersey regulated online gaming market to include online and mobile sports wagering through the BetStars brand alongside the already existing online poker and casino offering available through the PokerStarsNJ brand. On August 10, 2018, The Stars Group and Mount Airy Casino Resort announced a partnership to enter Pennsylvania’s online sports wagering and gaming market, where The Stars Group will offer to customers in Pennsylvania its online poker, casino (including slots and tables) and sports wagering products.

•

Sky Betting & Gaming – On July 10, 2018, The Stars Group completed the Sky Betting & Gaming acquisition. The aggregate purchase price under the transaction agreements was $4.7 billion, of which $3.6 billion was paid in cash and the remainder was paid through the issuance of approximately 37.9 million newly issued common shares. To finance the cash portion of the purchase price, repay the existing first lien term loans and repay Sky Betting & Gaming’s existing long-term debt, The Stars Group used cash on its balance sheet and raised $4.567 billion in first lien term loans, $1.00 billion in senior notes and $621.8 million of net proceeds (before expenses and excluding the overallotment option, which was exercised in full by the underwriters at the end of July) from the issuance of additional common shares in a public equity offering. The Stars Group also obtained a new revolving credit facility of $700.0 million of which it had drawn $100.0 million as of completion of the acquisition.

•

Preferred Shares – On July 18, 2018, The Stars Group completed the previously announced mandatory conversion of all of its issued and outstanding convertible preferred shares as of such date and issued approximately 52 million common shares to the holders thereof.

2018 Full Year Guidance

•

Full Year Guidance – The Stars Group is updating its 2018 full year financial guidance ranges on a consolidated basis to reflect expected partial year contributions from the Australian acquisitions and the Sky Betting & Gaming acquisition and the impact from changes in The Stars Group’s capital structure as a result of such acquisitions, including increases in The Stars Group’s long-term debt outstanding and number of common shares issued and outstanding:

o	Revenues of between $1.995 and $2.145 billion, as compared to between $1.390 and $1.470 billion;
o	Adjusted EBITDA of between $755 and $810 million, as compared to between $625 and $650 million;
o	Adjusted Net Earnings of between $485 and $545 million, as compared to between $487 and $512 million;
o	Adjusted Diluted Net Earnings per Share of between $1.99 and $2.22, as compared to between $2.33 and $2.471; and
o	Capital Expenditures of between $110 million and $150 million.

These unaudited expected results reflect management’s view of current and future market and business conditions, including assumptions of (i) expected Betting Net Win Margin of between 8.0% and 10.5%, (ii) continued negative operating conditions in Poland and potential negative operating conditions in Russia resulting from prior regulatory changes, including constraints on payment processing, (iii) no other material regulatory events or investments associated with the entry into new markets, (iv) no impact from the gaming advertising ban in Italy, and (v) no material foreign currency exchange rate fluctuations, particularly against the Euro, Great Britain pound sterling and Australian dollar. Such guidance is also based on a Euro to U.S. dollar exchange rate of 1.17 to 1.00 as compared to 1.20 to 1.00, a Great Britain pound sterling to U.S. dollar exchange rate of 1.32 to 1.00 and an Australian dollar to U.S. dollar exchange rate of 0.74 to 1.00, Diluted Shares of between 241,000,000 and 243,000,000 for the high and low ends of the Adjusted Diluted Net Earnings per Share range, respectively, as compared to between 207,000,000 and 209,000,000, respectively, and certain accounting assumptions.

Capital Expenditures include estimated spend on intangible assets, property, plant and equipment and certain development costs.

Financial Statements, Management’s Discussion and Analysis and Additional Information

The Stars Group’s unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2018 (the “Q2 2018 Financial Statements”), management’s discussion and analysis thereon (the “Q2 2018 MD&A”), as well as additional information relating to The Stars Group and its business, can be found on SEDAR at www.sedar.com, Edgar at www.sec.gov and The Stars Group’s website at www.starsgroup.com. The financial information presented in this news releases was derived from the Q2 2018 Financial Statements.

In addition to press releases, securities filings and public conference calls and webcasts, The Stars Group intends to use its investor relations page on its website as a means of disclosing material information to its investors and others and for complying with its disclosure obligations under applicable securities laws. Accordingly, investors and others should monitor the website in addition to following The Stars Group’s press releases, securities filings and public conference calls and webcasts. This list may be updated from time to time.

Conference Call and Webcast

The Stars Group will host a conference call today, August 13, 2018 at 8:30 a.m. ET to discuss its financial results for the second quarter ended 2018 and related matters. To access via tele-conference, please dial +1 877-451-6152 or +1 201-389-0879 ten minutes prior to the scheduled start of the call. The playback will be made available two hours after the event at +1 844-512-2921 or +1 412-317-6671. The Conference ID number is 13682288. To access the webcast please use the following link: http://public.viavid.com/index.php?id=130894

Reconciliation of Non-IFRS Measures to Nearest IFRS Measures

The tables below present reconciliations of Adjusted EBITDA, Adjusted Net Earnings and Adjusted Diluted Net Earnings per Share to net (loss) earnings, which is the nearest IFRS measure:

	Three Months Ended June 30, 2018
In thousands of U.S. Dollars (except per share amounts)	International	Australia	Corporate	Consolidated
Net earnings (loss)	126,274	(6,519)	(274,579)	(154,824)

Income tax recovery	—	—	3,404	3,404
Net financing charges	—	—	(160,360)	(160,360)
Net earnings from associates	1,068	—	—	1,068

Operating income (loss)	125,206	(6,519)	(117,623)	1,064

Depreciation and amortization	35,987	8,588	10	44,585
Add (deduct) the impact of the following:
Acquisition-related costs and deal contingent forwards	—	—	95,627	95,627
Stock based compensation	—	—	3,265	3,265
(Gain) loss from investments and associates	(270)	5	—	(265)
Impairment of intangibles assets and assets held for sale	958	—	—	958
Other costs	2,436	11,397	9,203	23,036
Total adjusting items	3,124	11,402	108,095	122,621

Adjusted EBITDA	164,317	13,471	(9,518)	168,270

	Six Months Ended June 30, 2018
In thousands of U.S. Dollars (except per share amounts)	International	Australia	Corporate	Consolidated
Net earnings (loss)	275,216	(7,647)	(348,032)	(80,463)

Income tax recovery	—	—	2,249	2,249
Net financing charges	—	—	(198,710)	(198,710)
Net earnings from associates	1,068	—	—	1,068

Operating income (loss)	274,148	(7,647)	(151,571)	114,930

Depreciation and amortization	73,956	9,868	19	83,843
Add (deduct) the impact of the following:
Acquisition-related costs and deal contingent forwards	—	—	110,818	110,818
Stock based compensation	—	—	5,649	5,649
Loss from investments and associates	247	—	—	247
Impairment of intangibles assets and assets held for sale	1,074	—	—	1,074
Other costs	1,371	10,404	14,956	26,731
Total adjusting items	2,692	10,404	131,423	144,519

Adjusted EBITDA	350,796	12,625	(20,129)	343,292

	Three Months Ended June 30, 2017
In thousands of U.S. Dollars (except per share amounts)	International	Australia	Corporate	Consolidated
Net earnings (loss)	111,744	—	(41,261)	70,483

Income tax recovery	—	—	4,018	4,018
Net financing charges	—	—	(39,052)	(39,052)

Operating income (loss)	111,744	—	(6,227)	105,517

Depreciation and amortization	36,530	—	70	36,600
Add (deduct) the impact of the following:
Stock based compensation	—	—	2,452	2,452
(Gain) loss from investments	(8,452)	—	12,944	4,492
Reversal of impairment of intangibles assets and assets held for sale	(629)	—	—	(629)
Other costs (income)	6,635	—	(8,528)	(1,893)
Total adjusting items	(2,446)	—	6,868	4,422

Adjusted EBITDA	145,828	—	711	146,539

	Six Months Ended June 30, 2017
In thousands of U.S. Dollars (except per share amounts)	International	Australia	Corporate	Consolidated
Net earnings (loss)	239,385	—	(103,149)	136,236

Income tax recovery	—	—	1,330	1,330
Net financing charges	—	—	(81,497)	(81,497)

Operating income (loss)	239,385	—	(22,982)	216,403

Depreciation and amortization	72,188	—	147	72,335
Add (deduct) the impact of the following:
Stock based compensation	—	—	4,616	4,616
(Gain) loss from investments	(8,572)	—	13,217	4,645
Reversal of impairment of intangibles assets and assets held for sale	(5,043)	—	(2,268)	(7,311)
Other costs (income)	9,428	—	(2,576)	6,852
Total adjusting items	(4,187)	—	12,989	8,802

Adjusted EBITDA	307,386	—	(9,846)	297,540

	Three Months Ended June 30,		Six Months Ended June 30,
In thousands of U.S. Dollars (except per share amounts)	2018	2017	2018	2017
Net (loss) earnings	(154,824)	70,483	(80,463)	136,236
Add (deduct) the impact of the following:
Interest accretion	12,726	12,147	24,777	24,940
Loss on debt extinguishment	124,976	—	124,976	—
Acquisition-related costs and deal contingent forwards	95,627	—	110,818	—
Amortization of acquisition intangibles	31,482	31,075	62,858	62,150
Deferred income tax recovery	(4,890)	(4,098)	(5,814)	(4,732)
Stock based compensation	3,265	2,452	5,649	4,616
(Gain) loss from investments and associates	(1,333)	4,491	(821)	4,645
Impairment (reversal of impairment) of intangibles assets and assets held for sale	958	(629)	1,074	(7,311)
Other costs (income)	23,036	(1,893)	26,731	6,852
Adjusted net earnings	131,023	114,028	269,785	227,396
Adjusted net earnings attributable to
Shareholders of The Stars Group Inc.	129,237	114,028	269,469	227,396
Non-controlling interest	1,786	—	316	—
	—	—	—	—
Weighted average diluted number of shares	215,380,175	203,467,303	212,449,078	201,969,186
Adjusted Diluted Net Earnings per Share attributable to Shareholders of The Stars Group Inc	0.60	0.56	1.27	1.13

The table below presents certain items comprising “Other costs” in the reconciliation tables above:

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
In thousands of U.S. Dollars	$000's	$000's	$000's	$000's
Integration costs	11,467	—	11,467	—
Financial expenses (income)	4,370	(6,622)	2,049	(9,066)
Termination of employment agreements	1,387	682	2,058	2,808
AMF and other investigation professional fees	2,875	2,764	4,659	5,153
Lobbying (US and Non-US) and other legal expenses	2,665	4,598	5,658	9,318
Non-recurring professional fees	102	842	553	1,504
Retention bonuses	117	615	234	1,230
Loss on disposal of assets	41	202	41	261
Austria gaming duty	—	(5,000)	—	(5,000)
Termination of affiliate agreements	—	—	—	407
Other	12	26	12	237
Other costs	23,036	(1,893)	26,731	6,852

The table below presents a reconciliation of Free Cash Flow to net cash flows from operating activities, which is the nearest IFRS measure:

	Three Months Ended June 30,		Six Months Ended June 30,
In thousands of U.S. Dollars	2018	2017	2018	2017
Net cash inflows from operating activities	164,011	130,426	296,080	225,973
Customer deposit liability movement	(14,090)	9,053	(13,901)	25,282
	149,921	139,479	282,179	251,255
Capital Expenditure:
Additions to deferred development costs	(9,759)	(6,013)	(16,190)	(10,426)
Additions to property and equipment	(5,676)	(1,398)	(9,261)	(2,254)
Additions to intangible assets	(9,415)	(212)	(11,842)	(919)
Interest paid	(34,790)	(31,017)	(66,278)	(65,064)
Debt principal repayments	(5,425)	(5,982)	(11,493)	(12,870)
Free Cash Flow	84,856	94,857	167,115	159,722

The Stars Group has not provided a reconciliation of the non-IFRS measures to the nearest IFRS measures included in its full year 2018 financial guidance provided in this news release, including Adjusted EBITDA, Adjusted Net Earnings and Adjusted Diluted Net Earnings per Share, because certain reconciling items necessary to accurately project such IFRS measures, particularly net earnings (loss), cannot be reasonably projected due to a number of factors, including variability from potential foreign exchange fluctuations impacting financial expenses, and the nature of other non-recurring or one-time costs (which are excluded from non-IFRS measures but included in net earnings (loss)), as well as the typical variability arising from the audit of annual financial statements, including, without limitation, certain income tax provision accounting, and related accounting matters.

For additional information on The Stars Group’s non-IFRS measures, see below and the Q2 2018 MD&A, including under the headings “Management’s Discussion and Analysis”, “Limitations of Key Metrics, Other Data and Non-IFRS Measures” and “Key Metrics and Non-IFRS Measures”.

About The Stars Group

The Stars Group is a provider of technology-based product offerings in the global gaming and interactive entertainment industries. Its brands have millions of registered customers globally and collectively are leaders in online and mobile betting, poker, casino and other gaming-related offerings.  The Stars Group owns or licenses gaming and related consumer businesses and brands, including PokerStars, PokerStars Casino, BetStars, Full Tilt, BetEast, Sky Bet, Sky Vegas, Sky Casino, Sky Bingo, and Sky Poker, as well as live poker tour and event brands, including the PokerStars Players No Limit Hold’em Championship, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour, Asia Pacific Poker Tour, PokerStars Festival and PokerStars MEGASTACK. The Stars Group is one of the world’s most licensed online gaming operators with its subsidiaries collectively holding licenses or approvals in 19 jurisdictions throughout the world, including in Europe, Australia, and the Americas. The Stars Group’s vision is to become the world’s favorite iGaming destination and its mission is to provide its customers with winning moments.

Cautionary Note Regarding Forward Looking Statements

This news release contains forward-looking statements and information within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including, without limitation, certain financial and operational expectations and projections, such as full year 2018 financial guidance, and certain future operational and growth plans and strategies, including as it relates to certain recently announced acquisitions. Forward-looking statements and information can, but may not always, be identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing”, “imply”, “assumes”, “goal”, “likely” and similar references to future periods or the negatives of these words or variations or synonyms of these words or comparable terminology and similar expressions. These statements and information, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect The Stars Group, its subsidiaries, and its and their respective customers and industries. Although The Stars Group and management believe the expectations reflected in such forward-looking statements and information are reasonable and are based on reasonable assumptions and estimates as of the date hereof, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Specific risks and uncertainties include, but are not limited to: the heavily regulated industry in which The Stars Group carries on its business; risks associated with interactive entertainment and online and mobile gaming generally; current and future laws or regulations and new interpretations of existing laws or regulations, or potential prohibitions, with respect to interactive entertainment or online gaming or activities related to or necessary for the operation and offering of online gaming; potential changes to the gaming regulatory framework; legal and regulatory requirements; ability to obtain, maintain and comply with all applicable and required licenses, permits and certifications to offer, operate and market its product offerings, including difficulties or delays in the same; significant barriers to entry; competition and the competitive environment within addressable markets and industries; impact of inability to complete future or announced acquisitions or to integrate businesses successfully; The Stars Group’s substantial indebtedness requires that it use a significant portion of its cash flow to make debt service payments; The Stars Group’s secured credit facilities contain covenants and other restrictions that may limit its flexibility in operating its business; risks associated with advancements in technology, including artificial intelligence; ability to develop and enhance existing product offerings and new commercially viable product offerings; ability to mitigate foreign exchange and currency risks; ability to mitigate tax risks and adverse tax consequences, including, without limitation, the imposition of new or additional taxes, such as value-added and point of consumption taxes, and gaming duties; The Stars Group’s exposure to greater than anticipated tax liability; risks of foreign operations generally; protection of proprietary technology and intellectual property rights; ability to recruit and retain management and other qualified personnel, including key technical, sales and marketing personnel; defects in product offerings; losses due to fraudulent activities; management of growth; contract awards; potential financial opportunities in addressable markets and with respect to individual contracts; ability of technology infrastructure to meet applicable demand and reliance on online and mobile telecommunications operators; systems, networks, telecommunications or service disruptions or failures or cyber-attacks and failure to protect customer data, including personal and financial information; regulations and laws that may be adopted with respect to the Internet and electronic commerce or that may otherwise impact The Stars Group in the jurisdictions where it is currently doing business or intends to do business, particularly those related to online gaming or that could impact the ability to provide online product offerings, including, without limitation, as it relates to payment processing; ability to obtain additional financing or to complete any refinancing on reasonable terms or at all; customer and operator preferences and changes in the economy; dependency on customers’ acceptance of its product offerings; consolidation within the gaming industry; litigation costs and outcomes; expansion within existing and into new markets; relationships with vendors and distributors; and natural events; contractual relationships of Sky Betting & Gaming or The Stars Group with Sky plc and/or its subsidiaries; counterparty risks; failure of systems and controls of The Stars Group to restrict access to its products; reliance on scheduling and live broadcasting of major sporting events; macroeconomic conditions and trends in the gaming and betting industry; bookmaking risks; an ability to realize projected financial increases attributable to acquisitions and The Stars Group’s business strategies; and an ability to realize all or any of The Stars Group’s estimated synergies and cost savings in connection with acquisitions. Other applicable risks and uncertainties include, but are not limited to, those identified in The Stars Group’s annual information form for the year ended December 31, 2017, including under the heading “Risk Factors and Uncertainties”, in The Stars Group’s prospectus supplement dated June 21, 2018 to the short form base shelf prospectus dated January 16, 2018 under the heading “Risk Factors”, and in the Q2 2018 MD&A, including under the headings “Risk Factors and Uncertainties”, “Limitations of Key Metrics, Other Data and Non-IFRS Measures” and “Key Metrics and Non-IFRS Measures”, each available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and The Stars Group’s website at www.starsgroup.com, and in other filings that The Stars Group has made and may make with applicable securities authorities in the future. Investors are cautioned not to put undue reliance on forward-looking statements or information. Any forward-looking statement or information speaks only as of the date hereof, and The Stars Group undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Non-IFRS Measures

This news release references non-IFRS financial measures, including QNY, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Earnings, Adjusted Diluted Net Earnings per Share, and Free Cash Flow. The Stars Group believes these non-IFRS financial measures will provide investors with useful supplemental information about the financial performance of its business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating its business. Although management believes these financial measures are important in evaluating The Stars Group, they are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS. They are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS. These measures may be different from non-IFRS financial measures used by other companies, limiting its usefulness for comparison purposes. Moreover, presentation of certain of these measures is provided for year-over-year comparison purposes, and investors should be cautioned that the effect of the adjustments thereto provided herein have an actual effect on The Stars Group’s operating results. In addition to QNY, which is defined below under “Key Metrics and Other Data”, The Stars Group provides the following non-IFRS measures in this news release:

Adjusted EBITDA means net earnings before financial expenses, income taxes expense (recovery), depreciation and amortization, stock-based compensation, restructuring, net earnings (loss) on associate and certain other items as set out in the reconciliation tables under “Reconciliation of Non-IFRS Measures to Nearest IFRS Measures” above.

Adjusted EBITDA Margin means Adjusted EBITDA as a proportion of total revenue.

Adjusted Net Earnings means net earnings before interest accretion, amortization of intangible assets resulting from purchase price allocations following acquisitions, deferred income taxes, stock-based compensation, restructuring and certain other items as set out in the reconciliation tables under “Reconciliation of Non-IFRS Measures to Nearest IFRS Measures” above.

Adjusted Diluted Net Earnings per Share means Adjusted Net Earnings attributable to the Shareholders of The Stars Group Inc.  divided by Diluted Shares. Diluted Shares means the weighted average number of Common Shares on a fully diluted basis, including options, other equity-based awards, warrants and the Preferred Shares. The effects of anti-dilutive potential Common Shares are ignored in calculating Diluted Shares. Diluted Shares used in the calculation of diluted earnings per share may differ from diluted shares used in the calculation of Adjusted Diluted Net Earnings per Share where the dilutive effects of the potential Common Shares differ. See note 7 in the Q2 2018 Financial Statements. For the three and six months ended June 30, 2018, Diluted Shares used for the calculation of Adjusted Diluted Net Earnings per Share equaled 215,380,175 and 212,449,178, respectively, compared with 203,467,303 and 201,969,186 for the same periods in 2017. For the purposes of the full year 2018 financial guidance provided in this news release, Diluted Shares equals between 241,000,000 and 243,000,000 for the high and low ends of the Adjusted Net Earnings per Diluted Share range, respectively.

Free Cash Flow means net cash flows from operating activities after adding back customer deposit liability movements, and after capital expenditures and debt servicing cash flows (excluding voluntary prepayments). The Stars Group believes that removing movements in customer deposit liabilities provides a more meaningful understanding of its free cash flows as customer deposits are not available funds for The Stars Group to use for financial or operational purposes.

To calculate revenue on a constant currency basis, The Stars Group translated revenue for the three and six months ended June 30, 2018 using the prior year’s monthly exchange rates for its local currencies other than the U.S. dollar, which The Stars Group believes is a useful metric that facilitates comparison to its historical performance.

For additional information on The Stars Group’s non-IFRS measures, see the Q2 2018 MD&A, including under the headings “Management’s Discussion and Analysis”, “Limitations of Key Metrics, Other Data and Non-IFRS Measures” and “Key Metrics and Non-IFRS Measures”.

Key Metrics and Other Data

The Stars Group provides the following key metrics in this news release:

QAUs means as active unique customers (online, mobile and desktop client) who (i) made a deposit or transferred funds into their real-money account with The Stars Group at any time, and (ii) generated real-money online rake or placed a real-money online bet or wager on during the applicable quarterly period. The Stars Group defines unique as a customer who played or used one of its real-money offerings at least once during the period, and excludes duplicate counting, even if that customer is active across multiple lines of operation (Poker, Gaming and/or Betting, as applicable). The definition of QAUs excludes customer activity from certain low-stakes, non-raked real-money poker games, but includes real-money activity by customers using funds (cash and cash equivalents) deposited by The Stars Group into such customers’ previously funded accounts as promotions to increase their lifetime value.

QNY means combined revenue for its lines of operation (i.e., Poker, Gaming and/or Betting), excluding Other revenues, as reported during the applicable quarterly period (or as adjusted to the extent any accounting reallocations are made in later periods) divided by the total QAUs during the same period. The Stars Group provides QNY on a U.S. dollar and constant currency basis. QNY is a non-IFRS measure.

Net Deposits means the aggregate of gross deposits or transfer of funds made by customers into their real-money online accounts less withdrawals or transfer of funds by such customers from such accounts, in each case during the applicable quarterly period. Gross deposits exclude (i) any deposits, transfers or other payments made by such customers into The Stars Group’s play-money and social gaming offerings, and (ii) any real-money funds (cash and cash equivalents) deposited by The Stars Group into such customers’ previously funded accounts as promotions to increase their lifetime value.

Stakes means betting amounts wagered on The Stars Group’s applicable online betting product offerings, and is also an industry term that represents the aggregate amount of funds wagered by customers within the Betting line of operation for the period specified.

Betting Net Win Margin is calculated as Betting revenue as a proportion of Stakes.

The Stars Group is in the process of the integration and migration of customers and platforms with respect to the Australian acquisitions and once complete, The Stars Group intends to report certain key metrics for the Australia segment in addition to Stakes and Betting Net Margin.

For additional information on The Stars Group’s key metrics and other data, see the Q2 2018 MD&A, including under the headings “Limitations of Key Metrics, Other Data and Non-IFRS Measures”, “Key Metrics and Non-IFRS Measures” and “Segment Results of Operations”.

For investor relations, please contact:

Tim Foran

Tel: +1 437-371-5730

ir@starsgroup.com

For media inquiries, please contact:

Eric Hollreiser

Press@starsgroup.com

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

	Three Months Ended June 30,		Six Months Ended June 30,
In thousands of U.S. Dollars (except per share amounts)	2018	2017	2018	2017
Revenues	411,512	305,305	804,403	622,625
Cost of revenue	(83,637)	(52,668)	(163,901)	(115,129)
Gross profit	327,875	252,637	640,502	507,496
General and administrative	(262,786)	(110,395)	(404,093)	(213,250)
Sales and marketing	(54,899)	(31,342)	(104,319)	(65,360)
Research and development	(9,126)	(5,383)	(17,160)	(12,483)
Operating income	1,064	105,517	114,930	216,403
Net financing charges	(160,360)	(39,052)	(198,710)	(81,497)
Net earnings from associates	1,068	—	1,068	—
(Loss) earnings before income taxes	(158,228)	66,465	(82,712)	134,906
Income tax recovery	3,404	4,018	2,249	1,330
Net (loss) earnings	(154,824)	70,483	(80,463)	136,236
Net (loss) earnings attributable to
Shareholders of The Stars Group Inc.	(153,645)	70,494	(78,194)	135,905
Non-controlling interest	(1,179)	(11)	(2,269)	331
Net (loss) earnings	(154,824)	70,483	(80,463)	136,236
(Loss) earnings per Common Share (U.S. dollars)
Basic	$(1.01)	$0.48	$(0.52)	$0.93
Diluted	$(1.01)	$0.35	$(0.52)	$0.67
Weighted Average Common Shares Outstanding (thousands)
Basic	152,788	146,703	150,523	146,136

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As at June 30,	As at December 31,
In thousands of U.S. Dollars	2018	2017
ASSETS
Current assets
Cash and cash equivalents - operational	1,052,146	283,225
Cash and cash equivalents - customer deposits	274,862	227,098
Total cash and cash equivalents	1,327,008	510,323
Restricted cash advances and collateral	12,077	7,862
Prepaid expenses and other current assets	32,058	29,695
Current investments - customer deposits	106,074	122,668
Accounts receivable	96,071	100,409
Income tax receivable	16,161	16,540
Derivatives	-	2,037
Total current assets	1,589,449	789,534
Non-current assets
Restricted cash advances and collateral	45,739	45,834
Prepaid expenses and other non-current assets	29,892	26,551
Non-current accounts receivable	12,472	11,818
Property and equipment	54,405	44,837
Income tax receivable	19,013	14,061
Deferred income taxes	6,110	5,141
Goodwill and intangible assets	4,950,655	4,477,350
Total non-current assets	5,118,286	4,625,592
Total assets	6,707,735	5,415,126
LIABILITIES
Current liabilities
Accounts payable and other liabilities	265,439	194,187
Customer deposits	380,936	349,766
Current provisions	22,227	17,590
Derivatives	60,347	—
Income tax payable	71,881	35,941
Due to related party	926	—
Current portion of long-term debt	21,700	4,990
Total current liabilities	823,456	602,474
Non-current liabilities
Long-term debt	2,705,179	2,353,579
Long-term provisions	3,145	3,093
Derivatives	61,868	111,762
Other long-term liabilities	88,777	—
Due to related party	35,124	—
Income tax payable	6,676	24,277
Deferred income taxes	105,098	16,510
Total non-current liabilities	3,005,867	2,509,221
Total liabilities	3,829,323	3,111,695
EQUITY
Share capital	2,644,866	1,884,219
Reserves	(336,980)	(142,340)
Retained earnings	527,019	561,519
Equity attributable to the Shareholders of The Stars Group Inc.	2,834,905	2,303,398
Non-controlling interest	43,507	33
Total equity	2,878,412	2,303,431
Total liabilities and equity	6,707,735	5,415,126

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30,
In thousands of U.S. Dollars	2018	2017
Operating activities
Net (loss) earnings	(80,463)	136,236
Add (deduct):
Income taxes recognized in net earnings	(2,249)	(1,330)
Net financing charges	198,710	81,638
Depreciation and amortization	83,843	72,335
Unrealized loss (gain) on foreign exchange	68,996	(6,512)
Unrealized gain on investments	(164)	(779)
Impairment (reversal of impairment) of intangible assets and assets held for sale	1,074	(7,312)
Net earnings from associates	(1,068)	—
Realized loss (gain) on current investments and promissory note	28	(7,127)
Income taxes paid	(15,772)	(7,025)
Changes in non-cash operating elements of working capital	18,525	(11,357)
Customer deposit liability movement	13,901	(25,282)
Other	10,719	2,488
Net cash inflows from operating activities	296,080	225,973
Investing activities
Acquisition of subsidiaries, net of cash acquired	(310,563)	(6,513)
Additions to intangible assets	(11,842)	(919)
Additions to property and equipment	(9,261)	(2,254)
Additions to deferred development costs	(16,190)	(10,426)
Net sale of investments utilizing customer deposits	16,044	6,682
Settlement of promissory note	—	8,084
Net investment in associates	1,068	—
Other	(3,850)	(3,584)
Net cash outflows from investing activities	(334,594)	(8,930)
Financing activities
Issuance of common shares	646,000	—
Transaction costs on issuance of common shares	(24,225)	—
Issuance of common shares in relation with exercised employee stock options	27,627	7,222
Issuance of debt	425,041	—
Repayment of debt	(106,493)	(12,870)
Transaction costs on long-term debt	(23,061)	(4,719)
Loan from related party	30,918	—
Interest paid	(66,278)	(65,064)
Payment of deferred consideration	—	(197,510)
Gain on settlement of derivatives	—	13,904
Acquisition of further interest in subsidiaries	(48,240)	—
Other	-	(7,602)
Net cash inflows (outflows) from financing activities	861,289	(266,639)
Increase (decrease) in cash and cash equivalents	822,775	(49,596)
Unrealized foreign exchange difference on cash and cash equivalents	(6,090)	9,346
Cash and cash equivalents – beginning of period	510,323	267,684
Cash and cash equivalents - end of period	1,327,008	227,434